As filed with the Securities and Exchange Commission on September 15, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PETROHAWK ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	86-0876964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Louisiana, Suite 4400

Houston, Texas 77002

(832) 204-2700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floyd C. Wilson

President and Chief Executive Officer

1100 Louisiana, Suite 4400

Houston, Texas 77002

(832) 204-2700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dallas Parker	David S. Elkouri
William T. Heller IV	Connie D. Tatum
Thompson & Knight LLP	Hinkle Elkouri Law Firm LLC
333 Clay Street, Suite 3300	301 N. Main, Suite 2000
Houston, Texas 77002	Wichita, Kansas 67202
(713) 654-8111	(316) 267-2000
(713) 654-1871 (Fax)	(316) 264-1518 (Fax)

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☑

If this form is a post-effective amendment to a registration to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $.001 par value
Preferred Stock, $.001 par value
Warrants

(1)	This registration statement registers an indeterminate amount of securities of each identified class. The proposed maximum offering price per unit and the proposed maximum aggregate offering price will be determined from time to time by the registrant in connection with the offering of the securities hereunder. Any registered securities may be sold separately or as units with other securities registered under this registration statement.

(2)	In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of the registration fee. In accordance with Rule 457(p), due to the withdrawal of Registration Statement on Form S-3 (File No. 333-124899) filed on May 13, 2005 with the Securities and Exchange Commission by the registrant, we will use the aggregate total dollar amount of the filing fee associated with the unsold securities under Registration Statement No. 333-124899 (such dollar amount being equal to $29,425) to offset against the total filing fee due under this registration statement.

PROSPECTUS

Common Stock

Preferred Stock

Warrants

Petrohawk Energy Corporation may offer, from time to time:

•	common stock

•	preferred stock

•	warrants, or

•	a combination thereof.

In addition, selling stockholders to be named in a prospectus supplement may offer, from time to time, shares of our common stock. We will provide the specific terms of any offering and the offered securities in supplements to this prospectus. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the offering.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “HAWK”. None of the other securities offered by this prospectus are currently publicly traded.

We may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. The names of any underwriters will be stated in the applicable prospectus supplement.

Investing in our securities involves risks. Please read carefully the information under the headings “ Risk Factors” beginning on page 4 and “Cautionary Statement Regarding Forward-Looking Statements” on page ii of this prospectus before you invest in our securities. This information may also be included in any supplement and/or may be incorporated by reference into this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 15, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus or any accompanying prospectus supplement, before making an investment decision. We do not imply or represent by delivering this prospectus that Petrohawk Energy Corporation, or its business, is unchanged after the date on the front of this prospectus or that the information in this prospectus is correct as of any time after such date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process or continuous registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings and selling stockholders to be named in a prospectus supplement may, from time to time, sell common stock in one or more offerings. This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information” starting on page 18 of this prospectus.

When used in this prospectus and any prospectus supplement, the terms “Petrohawk,” “we,” “our,” “us” and the “Company” refer to Petrohawk Energy Corporation and its subsidiaries.

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information discussed in this prospectus, our filings with the SEC and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. All statements, other than statements of historical facts, included herein concerning, among other things, planned capital expenditures, increases in oil and gas production, the number of anticipated wells to be drilled after the date hereof, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as “may,” “expect,” “estimate,” “project,” “plan,” “believe,” “achievable,” “anticipate” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, among others:

•	the possibility that problems may arise in successfully integrating the businesses of Petrohawk and KCS Energy, Inc. (“KCS”), due to the merger of KCS with and into Petrohawk;

•	the possibility that the combined company may be unable to achieve cost-cutting synergies;

•	the possibility that the industry may be subject to future regulatory or legislative actions (including any additional taxes);

•	the volatility in commodity prices for oil and natural gas and in the supply of and demand for oil and natural gas;

•	the presence or recoverability of estimated oil and natural gas reserves and the actual future production rates and associated costs;

•	the ability to replace oil and natural gas reserves;

•	environmental risks;

•	drilling and operating risks;

•	exploration and development risks;

•	competition;

•	the ability of the Company’s management to execute its plans to meet its goals;

•	the ability of the Company to retain key members of its senior management and key employees;

•	general economic conditions, whether internationally, nationally or in the regional and local market areas in which Petrohawk is doing business, may be less favorable than expected;

•	continued hostilities in the Middle East and other sustained military campaigns or acts of terrorism or sabotage; and

•	other economic, competitive, governmental, legislative, regulatory, geopolitical and technological factors may negatively impact our businesses, operations or pricing.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC that are incorporated by reference herein and in the section entitled “Risk Factors” included elsewhere in this prospectus. For additional information regarding risks and uncertainties, please read our other filings with the SEC under the Exchange Act and the Securities Act, including our annual report on Form 10-K, as amended, for the fiscal year ended December 31, 2005 and our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus and in the documents incorporated by reference. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

ii

The following highlights information about us and our business contained elsewhere or incorporated by reference in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our securities. To fully understand our business you should carefully read this prospectus together with the more detailed information incorporated by reference in this prospectus.

THE COMPANY

We are an independent oil and gas company engaged in the acquisition, development, production and exploration of oil and gas properties located in North America. Our properties are concentrated in the East Texas/North Louisiana, Gulf Coast, Permian Basin, and Anadarko/Arkoma regions. We focus on maintaining a balanced, geographically diverse portfolio of long-lived, lower risk reserves along with shorter lived, higher margin reserves. We believe that this balanced reserve mix provides a diversified cash flow foundation to fund our development and exploration drilling program.

As of December 31, 2005, pro forma for our recent merger with KCS Energy, Inc., hereinafter KCS, described below, our estimated proved reserves were approximately 980 Bcfe, of which 77% were natural gas, 68% were proved developed and 74% were operated. In the first six months of 2006, we produced approximately 24.0 Bcfe.

Corporate Information

Petrohawk is a Delaware corporation originally organized in Nevada in June 1997 as “Beta Oil & Gas, Inc.” and reincorporated in Delaware during 2004. Our principal offices are located at 1100 Louisiana Street, Suite 4400, Houston, Texas 77002, telephone number (832) 204-2700, fax number (832) 204-2800, and our website can be found at www.petrohawk.com. Unless specifically incorporated by reference in this prospectus, information that you may find on our website is not part of this prospectus.

Recent Developments

We have recently completed several transactions:

Merger with KCS Energy, Inc.

On July 12, 2006, we completed the merger of KCS with and into us. In the merger, we issued approximately 83.8 million shares of our common stock and paid approximately $450.3 million cash as consideration to the former stockholders of KCS. In connection with the merger, we assumed or refinanced all outstanding debt of KCS, including $275.0 million in principal amount of 7 1/8% senior notes due 2012, hereinafter referred to as the 2012 Notes. Pro forma for the Terryville Acquisition (as described below), as of December 31, 2005, KCS’ estimated proved reserves were approximately 463 Bcfe, of which approximately 88% was natural gas and approximately 73% was classified as proved developed.

Terryville Acquisition

On April 19, 2006, KCS completed an acquisition of oil and gas properties located in the Terryville field in North Louisiana for $26.2 million, hereinafter referred to as the Terryville Acquisition. The Terryville Acquisition included approximately 10,300 acres located in Lincoln Parish, Louisiana, and proved reserves internally estimated at approximately 11.2 Bcfe.

Issuance of Senior Notes Due 2013

On July 12, 2006, in connection with the merger with KCS and pursuant to a purchase agreement dated June 23, 2006, among us and certain financial institutions, as initial purchasers, we issued and sold under an indenture an aggregate principal amount of $650.0 million of 9 1/8% senior notes due 2013, hereinafter referred to as the 2013 Notes, in accordance with a private placement conducted pursuant to Rule 144A under the Securities Act. The initial purchasers purchased the 2013 Notes at a purchase price of 97.617% of the aggregate principal amount of the 2013 Notes. The 2013 Notes are guaranteed by certain of our subsidiaries.

On July 24, 2006, we issued an additional $125.0 million of our 2013 Notes, hereinafter referred to as the additional notes. The additional notes were issued at 101.125% of the face amount for gross proceeds of approximately $140.6 million, before estimated offering expenses and the initial purchasers’ discount. The additional notes were issued as additional debt securities under the indenture pursuant to which we had previously issued $650 million in aggregate principal amount of our 9 1/8% senior notes due 2013. The 2013 Notes and the additional notes constitute a single class of securities under the indenture pursuant to which they were issued.

On September 1, 2006, we filed a registration statement on Form S-4 in connection with the exchange of the 2013 Notes for similar notes registered under the Securities Act.

Tender Offer for Outstanding 9 7/8% Senior Notes due 2011

On July 12, 2006, we accepted for purchase $124.2 million principal amount of our 9 7/8% senior notes due 2011, hereinafter referred to as the 2011 Notes, for aggregate cash consideration of $139.1 million, which we (as successor by way of merger to Mission Resources Corporation on July 28, 2005) issued in April 2004. Following acceptance, we, the parties named therein as subsidiary guarantors, and The Bank of New York Trust Company, NA., as trustee, entered into a supplemental indenture that supplements and amends the indenture that governs the terms of the 2011 Notes, to eliminate substantially all of the restrictive covenants contained in the indenture and the 2011 Notes, eliminate certain events of default, and modify certain other covenants and provisions contained in the indenture and the 2011 Notes. As of September 13, 2006, a total of $254,000 principal amount of 2011 Notes remains outstanding.

Amendment to Revolving Credit Facility

On July 12, 2006, we entered into a Second Amended and Restated Senior Revolving Credit Agreement, hereinafter referred to as the revolving credit facility, which amended and restated our $600.0 million amended and restated senior revolving credit agreement dated July 28, 2005. The revolving credit facility provides for a $1 billion facility with an initial borrowing base of $700.0 million that will be redetermined on a semi-annual basis, with us and the lenders each having the right to one annual interim unscheduled redetermination, and adjusted based on our oil and gas properties, reserves, other indebtedness, and other relevant factors. Amounts outstanding under the revolving credit facility bear interest at specified margins over the London Interbank Offered Rate (“LIBOR”) of 1.00% to 1.75% for Eurodollar loans or at specified margins over the Alternate Base Rate (“ABR”) of 0.00% to 0.50% for ABR loans. Such margins will fluctuate based on the utilization of the facility. Borrowings under the revolving credit facility will be secured by first priority liens on substantially all of our assets, including pursuant to the terms of the Second Amended and Restated Guarantee and Collateral Agreement, all of the assets of, and equity interest in, our subsidiaries. Amounts drawn on the revolving credit facility will mature on July 12, 2010.

The revolving credit facility contains customary financial and other covenants, including minimum working capital levels, minimum coverage of interest expenses, and a maximum leverage ratio. In addition, we are subject to covenants limiting dividends and other restricted payments, transactions with affiliates, incurrence of debt, changes of control, asset sales, and liens on properties.

Gulf of Mexico Divestiture

On March 21, 2006, we sold substantially all of our Gulf of Mexico properties for $52.5 million in cash. These properties had estimated proved reserves as of December 31, 2005 of approximately 25 Bcfe, were approximately 70% gas, 59% proved developed and 27% operated. Production at closing was estimated to be approximately 10 MMcfe per day.

The North Louisiana Acquisitions

On January 27, 2006, we completed the acquisition of all of the issued and outstanding common stock of Winwell Resources, Inc., hereinafter referred to as Winwell. The aggregate consideration paid was approximately $208 million in cash after certain closing adjustments. Also on January 27, 2006, we completed an acquisition of assets from Redley Company, hereinafter referred to as Redley. The aggregate consideration paid was approximately $86 million in cash after certain closing adjustments. Through the Winwell and Redley transactions (collectively, hereinafter referred to as the North Louisiana Acquisitions), we acquired oil and gas properties in the Elm Grove and Caspiana fields in North Louisiana. These properties have internally estimated proved reserves as of December 31, 2005 of approximately 106 Bcfe, are approximately 98% gas, 29% proved developed and 80% operated.

Mission Resources Corporation Acquisition

We acquired Mission Resources Corporation, hereinafter referred to as Mission, by merger on July 28, 2005. We issued approximately 19.6 million shares of common stock and paid approximately $139.5 million in cash to the former stockholders of Mission. In addition, all outstanding options to purchase Mission common stock were converted into options to purchase our common stock using an exchange ratio of 0.7641 shares of Petrohawk common stock per share of Mission common stock underlying each option. We also assumed Mission’s long-term debt of approximately $184 million, including the 2011 Notes. At December 31, 2004, Mission’s estimated net proved reserves were approximately 226 Bcfe.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus, the following risks relating to us and our securities should be considered carefully before making an investment decision. The following should be read in conjunction with our risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2005, as amended, which are specifically incorporated by reference in this prospectus and which are modified to the extent so modified below, and any risks that may be described in other filings that we make with the SEC or in the prospectus supplements relating to specific offerings of securities.

Risk Factors Relating to Our Business

Oil and natural gas prices are volatile, and low prices could have a material adverse impact on our business.

Our revenues, profitability and future growth and the carrying value of our properties depend substantially on prevailing oil and natural gas prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we will be able to borrow under our revolving credit facility will be subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce and have an adverse effect on the value of our properties.

Historically, the markets for oil and natural gas have been volatile, and they are likely to continue to be volatile in the future. Among the factors that can cause volatility are:

•	the domestic and foreign supply of oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries (“OPEC”) and other producing countries to agree upon and maintain oil prices and production levels;

•	political instability, armed conflict or terrorist attacks, whether or not in oil or natural gas producing regions;

•	the level of consumer product demand;

•	the growth of consumer product demand in emerging markets, such as China;

•	labor unrest in oil and natural gas producing regions;

•	weather conditions, including hurricanes;

•	the price and availability of alternative fuels;

•	the price of foreign imports;

•	worldwide economic conditions; and

•	the availability of liquid natural gas imports.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. The spot prices for crude oil and natural gas at the close of business on December 31, 2005 were $57.75 per Bbl and $10.075 per MMBtu and on September 13, 2006 were $64.32 per Bbl and $5.42 per MMBtu.

Unless we replace our reserves, our reserves and production will decline, which would adversely affect our financial condition, results of operations and cash flows.

In general, the volume of production from oil and natural gas properties declines as reserves are depleted. Our reserves will decline as they are produced unless we acquire properties with proved reserves or conduct successful development and exploration activities. Thus, our future oil and natural gas production and, therefore, our cash flow and income are highly dependent upon our level of success in finding or acquiring additional reserves. However, we cannot assure you that our future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that we will be able to drill productive wells at acceptable costs.

The successful acquisition of producing properties requires an assessment of a number of factors. These factors include recoverable reserves, future oil and natural gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. Such assessments are inexact and their accuracy is inherently uncertain. In connection with such assessments, we perform a review of the subject properties that we believe is thorough. However, there is no assurance that such a review will reveal all existing or potential problems or allow us to fully assess the deficiencies and capabilities of such properties. We cannot assure you that we will be able to acquire properties at acceptable prices because the competition for producing oil and natural gas properties is particularly intense at this time and many of our competitors have financial and other resources which are substantially greater than those available to us.

Our bank lenders can limit our borrowing capabilities, which may materially impact our operations.

As of June 30, 2006, on a pro forma basis, after giving effect to our issuance of the 2013 Notes and the application of the net proceeds to fund a portion of our payment of cash to KCS stockholders, our repayment of KCS debt and transaction expenses incurred in connection with our merger with KCS, our repurchase of our 2011 Notes and repayment in full of our second lien term facility, our revolving credit facility balance was $325.5 million, and we have $374.5 million of additional available borrowing capacity under our $1 billion revolving credit facility, assuming a borrowing base of $700 million. The borrowing base limitation under our revolving credit facility is semi-annually redetermined. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. The next redetermination date is expected to occur in the fourth quarter of 2006. Upon a redetermination, our borrowing base could be substantially reduced. We intend to finance our development, acquisition and exploration activities with cash flow from operations, bank borrowings and other financing activities. A reduction in our borrowing base could limit our activity in this regard. In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. If we incur additional debt for these or other purposes, the related risks that we now face could intensify. A higher level of debt also increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of debt depends on our future performance which is affected by general economic conditions and financial, business and other factors. Many of these factors are beyond our control. Our level of debt affects our operations in several important ways, including the following:

•	a portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds, pay dividends, dispose of assets or issue shares of preferred stock and otherwise may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•	a leveraged financial position would make us more vulnerable to economic downturns and could limit our ability to withstand competitive pressures; and

•	any debt that we incur under our revolving credit facility will be at variable rates which makes us vulnerable to increases in interest rates.

Our ability to finance our business activities will require us to generate substantial cash flow.

Our business activities require substantial capital. We have budgeted 2006 drilling expenditures of approximately $600 million pro forma for the combined companies for the entire year. We intend to finance our capital expenditures in the future primarily from cash flow from operations. We cannot be sure that our business will continue to generate cash flow at or above current levels. Future cash flows and the availability of financing will be subject to a number of variables, such as:

•	the level of production from existing wells;

•	prices of oil and natural gas;

•	our results in locating and producing new reserves;

•	the success and timing of development of proved undeveloped reserves; and

•	general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt, we may have to obtain additional financing through the issuance of debt and/or equity. We cannot be sure that any additional financing will be available to us on acceptable terms. The level of our debt financing could also materially affect our operations.

If our revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital through our revolving credit facility or otherwise, our ability to execute our development and acquisition plans, replace our reserves or maintain production levels could be greatly limited.

Drilling wells is speculative, often involves significant costs and may not result in additions to our production or reserves.

Developing and exploring for oil and natural gas reserves involves a high degree of operating and financial risk. The actual costs of drilling, completing and operating wells often exceed our budget for such costs and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, cost overruns, equipment shortages, mechanical difficulties, and faulty assumptions about geological features. Moreover, the drilling of a productive oil or natural gas well does not ensure a profitable investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, including geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

Estimates of oil and gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

This prospectus and the information incorporated by reference contain estimates of our proved oil and natural gas reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

At December 31, 2005, approximately 32% of our estimated pro forma proved reserves were undeveloped. Estimates of undeveloped reserves are less certain than estimates of developed reserves. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, we cannot assure you that the estimated costs or estimated reserves are accurate, that development will occur as scheduled or that the actual results will be as estimated.

We depend substantially on the continued presence of key personnel for critical management decisions and industry contacts.

Our success depends upon the continued contributions of our executive officers and key employees, particularly with respect to providing the critical management decisions and contacts necessary to manage and maintain growth within a highly competitive industry. Competition for qualified personnel can be intense, particularly in the oil and natural gas industry, and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to attract and retain these personnel. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

Our business is highly competitive.

The oil and natural gas industry is highly competitive in many respects, including identification of attractive oil and natural gas properties for acquisition, drilling and development, securing financing for such activities and obtaining the necessary equipment and personnel to conduct such operations and activities. In seeking suitable opportunities, we compete with a number of other companies, including large oil and natural gas companies and other independent operators with greater financial resources, larger numbers of personnel and facilities, and, in some cases, with more expertise. There can be no assurance that we will be able to compete effectively with these entities.

Hedging transactions may limit our potential gains and increase our potential losses.

In order to manage our exposure to price risks in the marketing of our oil and natural gas production, we have entered into oil and natural gas price hedging arrangements with respect to a portion of our expected production. We will most likely enter into additional hedging transactions in the future. While intended to reduce the effects of volatile oil and natural gas prices, such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our hedging agreements fail to perform under the contracts.

Our oil and natural gas activities are subject to various risks which are beyond our control.

Our operations are subject to many risks and hazards incident to exploring and drilling for, producing, transporting, marketing and selling oil and natural gas. Although we may take precautionary measures, many of these risks and hazards are beyond our control and unavoidable under the circumstances. Many of these risks or hazards could materially and adversely affect our revenues and expenses, the ability of certain of our wells to produce oil and natural gas in commercial quantities, the rate of production and the economics of the development of, and our investment in the prospects in which we have or will acquire an interest. Any of these risks and hazards could materially and adversely affect our financial condition, results of operations and cash flows. Such risks and hazards include:

•	human error, accidents, labor force and other factors beyond our control that may cause personal injuries or death to persons and destruction or damage to equipment and facilities;

•	blowouts, fires, hurricanes, pollution and equipment failures that may result in damage to or destruction of wells, producing formations, production facilities and equipment;

•	unavailability of materials and equipment;

•	engineering and construction delays;

•	unanticipated transportation costs and delays;

•	unfavorable weather conditions;

•	hazards resulting from unusual or unexpected geological or environmental conditions;

•	environmental regulations and requirements;

•	accidental leakage of toxic or hazardous materials, such as petroleum liquids or drilling fluids, into the environment;

•	changes in laws and regulations, including laws and regulations applicable to oil and natural gas activities or markets for the oil and natural gas produced;

•	fluctuations in supply and demand for oil and natural gas causing variations of the prices we receive for our oil and natural gas production; and

•	the internal and political decisions of OPEC and oil and natural gas producing nations and their impact upon oil and natural gas prices.

As a result of these risks, expenditures, quantities and rates of production, revenues and cash operating costs may he materially adversely affected and may differ materially from those anticipated by us.

Governmental and environmental regulations could adversely affect our business.

Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and natural gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and natural gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions in which we have or expect to have oil and natural gas operations. We could incur liability to governments or third parties for any unlawful discharge of oil, natural gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

•	from a well or drilling equipment at a drill site;

•	from gathering systems, pipelines, transportation facilities and storage tanks;

•	damage to oil and natural gas wells resulting from accidents during normal operations; and

•	blowouts, hurricanes, cratering and explosions.

Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

We cannot be certain that the insurance coverage maintained by us will be adequate to cover all losses which may be sustained in connection with all oil and natural gas activities.

We maintain general and excess liability policies, which we consider to be reasonable and consistent with industry standards. These policies generally cover:

•	personal injury;

•	bodily injury;

•	third party property damage;

•	medical expenses;

•	legal defense costs;

•	pollution in some cases;

•	well blowouts in some cases; and

•	workers compensation.

There can be no assurance that this insurance coverage will be sufficient to cover every claim made against us in the future. A loss in connection with our oil and natural gas properties could have a materially adverse effect on our financial position and results of operations to the extent that the insurance coverage provided under our policies cover only a portion of any such loss.

Title to the properties in which we have an interest may be impaired by title defects.

We generally obtain title opinions on significant properties that we drill or acquire. However, there is no assurance that we will not suffer a monetary loss from title defects or title failure. Generally, under the terms of the operating agreements affecting our properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.

We may not be able to successfully integrate the businesses of Petrohawk and KCS following the merger with KCS.

The success of the merger with KCS depends in large part upon our ability to integrate our organizations, operations, systems and personnel. The integration of two previously independent companies is a challenging, time-consuming and costly process. We have grown rapidly through recent acquisitions and will be required to integrate our recent acquisitions with KCS. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with suppliers, customers and employees or to achieve the anticipated benefits of the merger with KCS. In addition, successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company. It we are not able to integrate our organizations, operations, systems and personnel in a timely and efficient manner, the anticipated benefits of the merger with KCS may not be realized fully or at all or may take longer to realize than expected.

We may be required to take non-cash asset writedowns if oil and natural gas prices decline.

We may be required under full cost accounting rules to write down the carrying value of oil and natural gas properties if oil and natural gas prices decline or if there are substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

We utilize the full cost method of accounting for oil and natural gas exploration and development activities. Under full cost accounting, we are required by SEC regulations to perform a ceiling test each quarter. The ceiling test is an impairment test and generally establishes a maximum, or “ceiling,” of the book value of oil and natural gas properties that is equal to the expected after tax present value (discounted at 10%) of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing oil and natural gas prices on the last day of the period. If the net book value of oil and natural gas properties (reduced by any related net deferred income tax liability and asset retirement obligation) exceeds the ceiling limitation, SEC regulations require us to impair or “writedown” the book value of our oil and natural gas properties. Depending on the magnitude, a ceiling test writedown could significantly reduce income, or produce a loss. As ceiling test computations involve the prevailing oil and natural gas prices on the last day of the quarter, it is impossible to predict the likelihood, timing and magnitude of any future impairments. The book value of our proved oil and natural gas properties increased in 2005 as a function of higher acquisition, exploration and development costs for the year and the increase in future development costs associated with reserves added during the year. To the extent finding and development costs continue to increase, we will become more susceptible to ceiling test writedowns in lower price environments.

Our results of operations could be adversely affected as a result of non-cash goodwill impairments.

We expect to record, in connection with the merger with KCS, approximately $867 million in goodwill. In addition, we have booked goodwill in connection with other acquisitions we have made. Goodwill represents the excess of the purchase price paid by us for various acquisitions plus liabilities assumed, including deferred taxes recorded in connection with the acquisitions, over the estimated fair market value of the tangible net assets acquired.

Goodwill is not amortized, but instead must be tested at least annually for impairment by applying a fair value based test. Goodwill is deemed impaired to the extent of any excess of its carrying amount over the residual fair value of the business. Such non-cash impairment could significantly reduce earnings during the period in which the impairment occurs, and would result in a corresponding reduction to goodwill and stockholders’ equity.

Risks Relating to Common Stock

We have not paid, and do not anticipate paying, any dividends on our common stock in the foreseeable future.

We have never paid any cash dividends on our common stock. We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock. Our revolving credit facility restricts our ability to pay cash dividends on our capital stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare cash dividends on our preferred stock and common stock.

The trading price of our common stock may be volatile.

The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. The trading price may be affected by a number of factors including the risk factors set forth herein as well as our operating results, financial condition, drilling activities and general conditions in the oil and natural gas exploration and development industry, the economy, the securities markets and other events. In recent years broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have an extremely negative effect on the market price of our common stock.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include a staggered board of directors, board authority to issue preferred stock, and advance notice provisions for director nominations or business to be considered at a stockholder meeting. In addition, Delaware law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

USE OF PROCEEDS

Except as otherwise described in an applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for one or more of the following purposes:

•	refinance, in whole or in part, existing indebtedness;

•	finance, in whole or in part, the cost of acquisitions;

•	finance capital expenditures and capacity expansion; and/or

•	general corporate purposes and working capital.

Until we apply the proceeds from a sale of securities to their intended purposes, we may invest these proceeds in short-term investments.

The specific allocations of the proceeds we receive from the sale of our securities will be described in the applicable prospectus supplement.

We will not receive proceeds from sale of our common stock by selling stockholders except as may otherwise be stated in an applicable prospectus supplement.

DESCRIPTION OF PETROHAWK CAPITAL STOCK

Set forth below is a description of the material terms of our capital stock. This description, however, is not complete and is qualified by reference to our certificate of incorporation (including our certificates of designation, if any) and bylaws. Copies of our certificate of incorporation (including our certificates of designation, if any) and bylaws have been filed with the SEC and are incorporated by reference into this prospectus. Please read “Where You Can Find More Information.” You should also be aware that the summary below does not give full effect to the provisions of statutory or common law which may affect your rights as a stockholder.

Authorized Capital Stock

Our authorized capital stock consists of 300 million shares of common stock, par value of $0.001 per share, and 5 million shares of preferred stock, par value $0.001 per share, 1.5 million shares of which had been designated 8% cumulative convertible preferred stock. Effective July 10, 2006, we redeemed all of our outstanding 8% cumulative convertible preferred stock. Currently, no shares of 8% cumulative convertible preferred stock are outstanding, and as a result of the redemption, the shares of 8% cumulative convertible preferred stock were deemed to be retired, and currently have the status of authorized and unissued shares of preferred stock, undesignated as to series, and are subject to later designation and issuance by us in accordance with our certificate of incorporation. As a result, as of the date of this prospectus, the authorized shares of our preferred stock, par value $0.001 per share, are undesignated as to series. We do not have any current plans to designate and issue shares of 8% cumulative convertible preferred stock in the future.

Selected provisions of our organizational documents are summarized below; however, you should read the organizational documents, which are filed as exhibits to our periodic filings with the SEC and incorporated herein by reference, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

We may, from time to time, issue an indeterminate amount of shares of common stock. As of September 13, 2006, there were 168,260,069 shares issued and outstanding. Our common stock is listed on the Nasdaq Global Select Market under the symbol “HAWK.”

Voting rights. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Directors are elected by plurality vote. Accordingly, the holder or holders of a majority of the outstanding shares of common stock will be able to elect our entire board of directors.

Dividends, distributions and stock splits. Holders of common stock are entitled to receive dividends if, as and when such dividends are declared by the board of directors out of assets legally available therefore after payment of dividends required to be paid on shares of preferred stock, if any. Our existing debt arrangements restrict our ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

Other rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

Our board of directors has the authority to issue 5,000,000 shares of undesignated preferred stock. As of the date of this prospectus, no shares of preferred stock are outstanding. We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors.

Each series of preferred stock will have specific financial and other terms that we will describe in a prospectus supplement. Any or all of the rights of our preferred stock may be greater than the rights of our common stock.

Upon issuance of a particular series of preferred stock, our board of directors is authorized to specify:

•	the number of shares to be included in the series;

•	the annual dividend rate for the series and any restrictions or conditions on the payment of dividends;

•	the redemption price, if any, and the terms and conditions of redemption;

•	any sinking fund provisions for the purchase or redemption of the series;

•	if the series is convertible, the terms and conditions of conversion;

•	the amounts payable to holders upon our liquidation, dissolution or winding up; and

•	any other rights, preferences and limitations relating to the series.

Our board of directors’ ability to authorize, without stockholder approval, the issuance of preferred stock with conversion and other rights, may affect adversely the rights of holders of our common stock or other series of preferred stock that may be outstanding. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. Management believes that the availability of preferred stock provides us with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.

Specific Terms of a Series of Preferred Stock

The preferred stock we may offer may be issued in one or more series. Shares of preferred stock, when issued against full payment of the purchase price, will be fully paid and non-assessable. Their par value or liquidation preference, however, may not be indicative of the price at which they may actually trade after their issuance. If necessary, the prospectus supplement may provide a description of U.S. Federal income tax consequences relating to the purchase and ownership of the series of preferred stock offered by that prospectus supplement.

A prospectus supplement may discuss some or all of the following features of the series of preferred stock to which it relates (and any additional terms not described below if applicable):

•	the designations and stated value per share;

•	the number of shares offered;

•	the amount of liquidation preference per share;

•	the initial public offering price at which the preferred stock will be issued;

•	the dividend rate, the method of its calculation, the dates on which dividends would be paid and the dates, if any, from which dividends would cumulate;

•	any redemption or sinking fund provisions;

•	the voting rights, if any;

•	the listing of the preferred stock on any securities exchange;

•	the applicable registrar and transfer agent for the series of preferred stock;

•	any conversion or exchange rights; and

•	any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

Unless we state otherwise in the prospectus supplement, the preferred stock will have priority over our common stock with respect to dividends and distribution of assets, but will rank junior to all our outstanding indebtedness for borrowed money.

Any series of preferred stock could rank senior, equal or junior to our other capital stock, as may be specified in a prospectus supplement, as long as our restated articles of incorporation so permits.

8% Cumulative Convertible Preferred Stock

Effective July 10, 2006, we redeemed all of our outstanding 8% cumulative convertible preferred stock. Currently, no shares of 8% cumulative convertible preferred stock are outstanding, and as a result of the redemption, the shares of 8% cumulative convertible preferred stock were deemed to be retired, and currently have the status of authorized and unissued shares of preferred stock, undesignated as to series, and are subject to later designation and issuance by us in accordance with our certificate of incorporation. As a result, as of the date of this prospectus, the authorized shares of our preferred stock, par value $0.001 per share, are undesignated as to series. We do not have any current plans to designate and issue shares of 8% cumulative convertible preferred stock in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common and preferred stock is American Stock Transfer & Trust Company, Inc. Its phone number is (800) 937-5449.

Warrants

We may issue warrants to purchase common stock or preferred stock. We may issue warrants independently or together with the common stock and/or preferred stock offered, which may be attached to or separate from these securities. We may issue warrants in such amounts or in as many distinct series as we wish. The warrants may be issued under warrant agreements as detailed in the prospectus supplement relating to the warrants being offered.

Specific Terms of the Warrants

The applicable prospectus supplement may describe some or all of the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered (and any additional terms not described below if applicable):

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount, and terms of the common stock and/or preferred stock purchasable upon exercise of the warrants;

•	if applicable, the date on and after which the warrants and the common stock and/or preferred stock purchasable upon exercise of the warrants will be separately transferable;

•	the price or prices at which the common stock and/or preferred stock purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

•	the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	in the case of warrants to purchase our common stock or preferred stock, any provisions for adjustment of the number or amount of shares of our common stock or preferred stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	in the case of warrants to purchase preferred stock, the designation, stated value and terms, such as liquidation, dividend, conversion and voting rights, of the series of preferred stock purchasable upon exercise of the warrants;

•	a discussion of any federal income tax considerations; and

•	any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Our certificate of incorporation, bylaws and the Delaware General Corporation Law (“DGCL”) contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

Delaware law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	the board of directors approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board.

Charter and bylaw provisions. Delaware law permits any Delaware corporation to classify its board of directors into as many as three (3) classes as equally as possible with staggered terms of office. After initial implementation of a classified board, one class will be elected at each annual meeting of the stockholders to serve for a term of one, two or three years (depending upon the number of classes into which directors are classified) or until their successors are elected and take office. Our certificate of incorporation and bylaws provide for a classified board of directors by dividing the board into three (3) classes, with no class having more than one director more than any other class. The stockholders of a Delaware corporation with a classified board of directors may remove a director only “for cause” unless the company’s certificate of incorporation provides otherwise. Our bylaws restrict the removal of a director except “for cause.”

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table sets forth our historical consolidated ratio of earnings to combined fixed charges and preference dividends for the periods shown:

	Year Ended December 31,								Six Months Ended June 30, 2006
	2001		2002		2003	2004	2005
Ratio of earnings to combined fixed charges and preference dividends	—	(1)	—	(2)	1.5	3.3	—	(3)	3.8

(1)	Due to our loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $12.9 million would have been necessary to achieve a coverage ratio of 1:1.
(2)	Due to our loss in 2002, the ratio coverage was less than 1:1. Additional earnings of $7.3 million would have been necessary to achieve a coverage ratio of 1:1.
(3)	Due to our loss in 2005, the ratio coverage was less than 1:1. Additional earnings of $26.4 million would have been necessary to achieve a coverage ratio of 1:1.

The following table sets forth our consolidated ratio of earnings to combined fixed charges and preference dividends for the year ended December 31, 2005, and for the six months ended June 30, 2006, which are shown on a pro forma basis after giving effect to our issuance of the 2013 Notes and the application of the net proceeds to fund a portion of our payment of cash to KCS stockholders, our repayment of KCS debt and transaction expenses incurred in connection with our merger with KCS, our repurchase of our 2011 Notes and repayment in full of our second lien term facility described herein. The information in the following table has been derived from pro forma financial statements prepared in connection with our recent merger with KCS, which have been incorporated herein by reference to Exhibit 9.01 to our Form 8-K filed with the SEC on September 1, 2006:

	Year Ended December 31, 2005		Six Months Ended June 30, 2006
Ratio of earnings to combined fixed charges and preference dividends	—	(4)	3.8

(4)	Due to our loss in 2005, the ratio coverage was less than 1:1. Additional earnings of $31.6 million would have been necessary to achieve a coverage ratio of 1:1.

The ratio was computed by dividing earnings by combined fixed charges and preference dividends. For this purpose, “earnings” represent the aggregate of pre-tax income from continuing operations before reorganization items and cumulative effect of accounting change plus fixed charges excluding capitalized interest. “Fixed charges” include interest expensed, capitalized interest, amortization of debt issuance costs and the portion of non-capitalized rental expense deemed to be the equivalent of interest, and preference security dividend requirements of consolidated subsidiaries. “Preference security dividend” is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We and the selling stockholders may sell the securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL MATTERS

The validity of the issuance of the common stock, preferred stock and warrants covered by this prospectus has been passed upon for us by Hinkle Elkouri Law Firm LLC, Wichita, Kansas.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Petrohawk Energy Corporation’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Petrohawk Energy Corporation (formerly Beta Oil & Gas Corporation) for the year ended December 31, 2003, appearing in Petrohawk Energy Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of KCS Energy, Inc. and subsidiaries appearing in KCS Energy, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2005, and KCS Energy, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for Petrohawk Energy Corporation referred to and incorporated by reference in this prospectus were based in part upon engineering reports prepared by Netherland, Sewell & Associates, Inc. (“Netherland Sewell”), independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as experts in such matters.

Certain estimates of proved oil and gas reserves for KCS Energy, Inc. referred to and incorporated by reference in this prospectus were based in part upon engineering reports prepared by KCS and audited by Netherland Sewell, independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 that we filed on September 15, 2006, with the SEC under the Securities Act. We refer you to this registration statement, for further information about us and our common stock offered hereby.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and other information with the SEC (Commission File No. 000-25717). These filings contain important information that does not appear in this prospectus. For further information about Petrohawk, you may read and copy these filings at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available on the SEC Internet site at www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically. In addition, through our website, www.petrohawk.com, you can access electronic copies of documents we file with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practicable after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our principal executive office, which is:

Petrohawk Energy Corporation

Attn: Investor Relations

1100 Louisiana, Suite 4400

Houston, Texas 77002

Phone (832) 204-2700

investors@petrohawk.com

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are “incorporating by reference” herein important business and financial information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will be deemed to update automatically and supersede this incorporated information.

The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference (excluding any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 or any current report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 14, 2006, as amended on Form 10-K/A filed on April 28, 2006 (Commission File No. 000-25717);

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2006, filed on May 10, 2006, and for the quarter ended June 30, 2006, filed on August 9, 2006 (Commission File No. 000-25717);

•	our Current Reports on Form 8-K filed on January 31, 2006, February 2, 2006, February 9, 2006, March 6, 2006, April 21, 2006, May 18, 2006, June 23, 2006, June 28, 2006, June 29, 2006, July 11, 2006, July 17, 2006, July 28, 2006, August 17, 2006, and September 1, 2006, and Current Reports on Form 8-K/A filed on January 5, 2006 and March 17, 2006 (Commission File No. 000-25717); and

•	the description of our common stock set forth in our registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description. (Commission File No. 000-25717).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Readers should not assume that the information in this prospectus and the applicable supplement is accurate as of any date other than the date on the front cover of the document, or if a specific date is used with respect to any information, as of any date other than the specific date used.

You can obtain any of the documents incorporated by reference in this prospectus through us or from the SEC through the SEC’s web site or at its facilities described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in such documents. You can request a copy of the documents incorporated by reference in this prospectus and a copy of the other agreements referred to in this prospectus by requesting them in writing at the following address or by telephone from us at the following address and telephone number:

Petrohawk Energy Corporation

Attn: Investor Relations

1100 Louisiana, Suite 4400

Houston, Texas 77002

Phone (832) 204-2700

investors@petrohawk.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The expenses of this offering (all of which are to be paid by the registrant) are estimated to be as follows:

Securities and Exchange Commission registration fee	$	*
Legal fees and expenses	$	**
Accounting fees and expenses	$	**
Engineering fees and expenses	$	**
Printing expenses	$	**
Miscellaneous	$	**
TOTAL	$	**

*	The registrant is deferring payment of the registration fee in reliance on rule 456(b) and Rule 457(r) under the Securities Act.
**	These fees and expenses depend on the securities offered and the number of issuances, and accordingly cannot be estimated at this time.

Item 15.	Indemnification of Officers and Directors

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the organizational documents of the registrant.

Indemnification of Directors and Officers of Petrohawk Energy Corporation

Our certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law (“DGCL”) relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate our rights or those of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Our certificate of incorporation and bylaws also provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and also provide that we must advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

Section 145 of the DGCL, inter alia, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys’ fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries’ officers and directors against specified liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

We have entered into separate indemnification agreements with our directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require us, among other things, to indemnify our officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. We believe that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

Exhibit No.		Description

1.1	**	Form of Underwriting Agreement (for common stock)

1.2	**	Form of Underwriting Agreement (for preferred stock)

1.3	**	Form of Underwriting Agreement (for warrants)

4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 filed July 29, 2004

4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed November 24, 2004

4.3		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed July 17, 2006

4.4		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to Form 8-K filed July 17, 2006

4.5	**	Form of Certificate of Designation of Preferred Stock

4.6	**	Form of Warrant

5.1	*	Opinion of Hinkle Elkouri Law Firm LLC

12.1	*	Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm for Petrohawk Energy Corporation (formerly Beta Oil & Gas Corporation)

23.3	*	Consent of Netherland, Sewell & Associates, Inc., Petroleum Engineers for Petrohawk Energy Corporation

23.4	*	Consent of UHY Mann Frankfort Stein & Lipp CPAs LLP

23.5	*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm for KCS Energy, Inc.

23.6	*	Consent of Hinkle Elkouri Law Firm LLC (included in the opinion of Hinkle Elkouri Law Firm LLC filed herewith as Exhibit 5.1)

24*		Power of Attorney (included in the signature page of this registration statement)

*	Filed herewith
**	To be filed by amendment or incorporated by reference.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of

1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on September 15, 2006.

PETROHAWK ENERGY CORPORATION

By:	/S/ FLOYD C. WILSON
Floyd C. Wilson President and Chief Executive Officer

Each person whose signature appears below authorizes Floyd C. Wilson and Shane M. Bayless, and each of them, each of whom may act without joinder of the other, to execute in the name of each such person who is then an officer or director of the company and to file any amendments to this registration statement necessary or advisable to enable the company to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of the securities which are the subject of this registration statement, which amendments may make such changes in the registration statement as such attorney may deem appropriate. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Date	Signature / Title

September 15, 2006	By: /S/ FLOYD C. WILSON
Floyd C. Wilson Chairman of the Board, President, and Chief Executive Officer

September 15, 2006	By: /S/ SHANE M. BAYLESS
Shane M. Bayless Executive Vice President, Chief Financial Officer, and Treasurer

September 15, 2006	By: /S/ MARK J. MIZE Mark J. Mize Vice President, Chief Accounting Officer, and Controller

September 15, 2006	By: /S/ JAMES W. CHRISTMAS James W. Christmas Vice Chairman and Director

September 15, 2006	By: /S/ TUCKER S. BRIDWELL Tucker S. Bridwell Director

September 15, 2006	By: /S/ THOMAS R. FULLER Thomas R. Fuller Director

September 15, 2006	By: /S/ JAMES L. IRISH III James L. Irish III Director

Date	Signature / Title

September 15, 2006	By: /S/ GARY A. MERRIMAN Gary A. Merriman Director

September 15, 2006	By: /S/ ROBERT G. RAYNOLDS Robert G. Raynolds Director

September 15, 2006	By: /S/ ROBERT C. STONE, JR. Robert C. Stone, Jr. Director

September 15, 2006	By: /S/ CHRISTOPHER A. VIGGIANO Christopher A. Viggiano Director

INDEX TO EXHIBITS

Exhibit No.		Description
1.1	**	Form of Underwriting Agreement (for common stock)

1.2	**	Form of Underwriting Agreement (for preferred stock)

1.3	**	Form of Underwriting Agreement (for warrants)

4.1		Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to the Form S-8 filed July 29, 2004

4.2		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed November 24, 2004

4.3		Certificate of Amendment to Certificate of Incorporation for Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.1 to Form 8-K filed July 17, 2006

4.4		Amended and Restated Bylaws of Petrohawk Energy Corporation, incorporated by reference to Exhibit 3.2 to Form 8-K filed July 17, 2006

4.5	**	Form of Certificate of Designation of Preferred Stock

4.6	**	Form of Warrant

5.1	*	Opinion of Hinkle Elkouri Law Firm LLC

12.1	*	Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

23.1	*	Consent of Deloitte & Touche LLP

23.2	*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm for Petrohawk Energy Corporation (formerly Beta Oil & Gas Corporation)

23.3	*	Consent of Netherland, Sewell & Associates, Inc., Petroleum Engineers for Petrohawk Energy Corporation

23.4	*	Consent of UHY Mann Frankfort Stein & Lipp CPAs LLP

23.5	*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm for KCS Energy, Inc.

23.6	*	Consent of Hinkle Elkouri Law Firm LLC (included in the opinion of Hinkle Elkouri Law Firm LLC filed herewith as Exhibit 5.1)

24*		Power of Attorney (included in the signature page of this registration statement)

*	Filed herewith
**	To be filed by amendment or incorporated by reference.